Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following blog post was made available in connection with the transaction:

Delivering On Our Promises: From MetroPCS to the New T-Mobile

John Legere | April 24, 2019

I’ve been telling you for weeks that the plan for the New T-Mobile is all about bringing a supercharged Un-carrier to American consumers… and we plan to do just that starting with our commitments not to raise prices, to create jobs, to deliver the country’s most transformative 5G network, and to better serve the underserved. But you don’t have to simply take my word for it. We have a track record when it comes to delivering on the commitments we’ve made – and today I’m going to share some of that.

I know that the opposition is out saying we won’t follow through and that all the goodness of this merger won’t happen. There are some who have been burned before – they have seen how other mergers did not deliver what was promised. And then there are others who have ulterior motives. They want to scare you because they are scared to death of the potential of the New T-Mobile. From rumors to outright lies, they are doing their best to cast doubt. I’ve talked before about how Verizon, AT&T and the Cableopoly don’t like change, (though I don’t think they like me much either ). That means that when they see a company like T-Mobile potentially getting stronger and poised to become a full-scale competitor, they panic! They are threatened by the New T-Mobile’s plans to upend the broken system they protect – and they SHOULD be -because we’ve done this before, and we are ready to do this again. Just take a look.

Six years ago, two wireless innovators with legacies of disrupting the status quo to better serve customers – MetroPCS and T-Mobile – came together in what FORTUNE referred to as “one of the more surprisingly successful mergers in telecommunications history.” Next week marks the 6th anniversary of that merger, and today we are marching down the path to bring T-Mobile and Sprint together, so I thought this was the perfect opportunity to reflect on how we did exactly what we said we would do – execute a more efficient, seamless and faster integration than anyone thought possible. We even exceeded our own expectations! (…and spoiler alert – we’re ready to do it again!)

Haters gonna hate.

Rewind six years. Well-funded opposition groups and competitors made sweeping claims about our inability to successfully merge the two companies and the thousands of jobs that would be lost. They made it seem as if the sky was falling (sound familiar??)… but it was complete and utter nonsense. Let’s break down what actually happened.

The same haters said… our merger with MetroPCS would be “a hugely complex and challenging network migration” that would take significant time and investment, a major risk for derailing the benefits of the deal… Yet we quickly delivered – with lightning fast LTE! We said we would rapidly migrate all our customers and we did! Our team was able to seamlessly bring 70% of Metro subscribers over within 15 months and complete the full migration within 26 months. That included MetroPCS to T-Mobile migration in key markets like Florida and Los Angeles that had a similar customer scale then to Sprint in those markets today. For example, in Florida we migrated 2.48 million customers – that would be 2.35 million with Sprint. In Los Angeles it was 1.43 million with MetroPC; with Sprint it will be 1.46 million.

And the best part? Metro customers went from a largely regional network based on a dying network standard to a national network on a blazing fast LTE network. Today Metro customers are consuming an average of 12X more data every month vs 2013 – and paying far lower prices per GB of data. Win-win! T-Mobile, Metro customers now enjoy lightning fast LTE, nationwide coverage, a full spectrum of phones – including the latest releases, and all at amazing prices. Here’s a telling fact… when we announced the transaction, the question everyone had was of the 8.9 million Metro customers, how many can T-Mobile hold onto? Well, Metro had 8.9 million customers on the day T-Mobile and Metro became one… now we have nearly 19M Metro customers! Seems like we’re doing something right!

The same haters said… the Metro acquisition would lead to “significant” job losses and likely produce lower quality service (hmmmm… I’ve heard this somewhere before recently) …Yet we delivered more jobs with better benefits than ever! We created thousands of new jobs supporting Metro by doubling Metro’s customer base and expanding to serve new markets. The same group that is predicting job losses at the New T- Mobile – predicted we would eliminate up to 10,000 jobs in the MetroPCS acquisition. How did that prediction fare? Since 2013, we added tens of thousands of new jobs, including Metro and Metro dealer employees who support the Metro brand. We brought Metro employees into the family with great pay and benefits, including many of which they may not have had before – from medical, dental and vision to childcare subsidies, paid parental leave, stock grants and tuition coverage. This is why we’ve been recognized as a best place to work on numerous lists year after year.

The haters also said… the MetroPCS brand as we know it would not be retained and along with it, choice for value-conscious consumers would go away… Yet we’ve successfully continued to grow the business by targeting new customer segments and driving success at both. We’ve continued to give value-conscious consumers a trade-off free wireless experience. In fact, customers on our $40 plan today receive 20X more data vs 2013 and all on a far superior network! We not only followed through on our promises – we continue to build on this combination:

•	Metro USED to cover just 103 million people in 2013. Metro by T-Mobile NOW runs on the T-Mobile network which covers over 325 million people, that’s 99% of people in the US!

•	Metro USED to just offer a few handsets. NOW, Metro offers a wide variety of both Android and iOS smartphones for every price point, including the absolute latest releases.

•	Metro USED to operate in just 15 markets and NOW it’s in 77!

•

Metro USED to reach 4,500 retail locations. Today it’s NATIONWIDE with more than 10,000 retail locations –more than any other wireless brand – that serve as local customer help centers, in addition to places to shop for new plans and phones.

That’s 5X the number of markets and 2X the distribution. And by the way, Metro’s success story has only just begun! Metro is on the cusp of its next phase of growth – and we’re excited for its future!

You can see that our incredible results from the Metro acquisition and subsequent integration is a great proof point as to why consumers should have NO DOUBT that if the merger is approved, the New T-Mobile will deliver on ALL our promises and more. Note, it’s also why the competition and the deal opposition are trying so desperately to stop this deal. They absolutely know that we will deliver for this country and for wireless consumers everywhere! We’re good at this, we take it seriously and — listen closely – we WILL do it again with the New T-Mobile!

So, just to recap what we plan to do for consumers and what you can count on the New T-Mobile to deliver after deal approval… With a nearly $40 billion investment over the first three years, we will build the first broad and deep – and transformative – nationwide 5G network, a supercharged Un-carrier that will give customers more at same or lower prices, and we will be jobs positive from day one and everyday thereafter. My leadership team at the New T-Mobile will use the same commitment, energy, know-how, tools and approach to bring Sprint customers over as we did for MetroPCS. We will ensure existing subscribers migrate to the new network seamlessly!

As we celebrate the anniversary of our successful integration with Metro, we look forward to the future as the New T-Mobile. Just like we did six years ago – and continue to do today – we WILL deliver on ALL of our promises. You can count on that.

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is a transcript of a video released in connection with the transaction:

Victor Lopez, Mayor, City of Orange Cove and Chairman and Central Valley Latino Mayors & Elected Officials Coalition: “A new call center for 1,000 jobs is a great opportunity that we cannot let go.”

Doug Kessler, Executive Director, Si Se Puede: “A more permanent job is fantastic, and people want it. And we really need it. It’s a real blessing to this area.”

Robert Silva, Mayor of Mendota: “T-Mobile and Sprint would create a lot of revenues here in the valley.”

Erica Cardinez, National Diversity Coalition: “Call centers, opening up new stores. This is going to be good for our community.”

Julian Canete, President and CEO, California Hispanic Chambers of Commerce: “This merger is important to the Hispanic community, our business community. And the Chamber supports it.”

Cardinez: “Coming from the National Diversity Coalitions perspective, where we work very closely with these small communities, it’s exciting to hear that T-Mobile has this commitment to bring jobs to these areas where there aren’t that many jobs.”

Luz Garcia, T-Mobile Retail Store Manager: “T-Mobile is a career, it’s not just a job. It allows you to be able to have very many avenues and a lot of training within the job.”

Kessler: “I have health insurance. To have paid vacation, it’s why I believe that this merger is important.”

Javon Walker, T-Mobile Mobile Expert: “I have it all. I have medical, dental, vision, life insurance. Tuition reimbursement, so you can go to school and get your education.”

Joseph Cooper, T-Mobile Territory Manager and Marine Corp. Veteran: “They provide me the benefits and compensation to provide for my family and allow for my partner to stay at home with our child.”

Rosemina Schroeder, T-Mobile Senior Manager of Indirect Sales: “There is a reason why we are one of ‘Fortune 100s Best Companies to Work For’; top for women, and top for military services.”

Christian Jackson, T-Mobile Retail Store Manager and Chair for Diversity & Inclusion: “Compared to other companies, T-Mobile’s initiative to have a diverse and inclusive workplace is on another level.”

Reverend Everett Bell, Jr., Pastor, Bethel African Methodist Episcopal Church: “I’m supporting the merger because I believe that any time there is an opportunity that shifts the fortunes of underserved communities, we should at least think about it.”

Canete: “Good citizenship is about having strong partnerships before and after things like this merger. And that’s what T-Mobile has proven to our community.”

Giancarlo Pacheco, CEO, Plan C Agency: “They’ve already had a track record investing into multicultural communities.”

Cardinez: “T-Mobile is committed to diversity, it’s in the numbers. I believe it is at 60% minority workers, and 42% women. So, it’s just about, they leveled the playing field.”

Ron Hasson, National Board of NAACP and Area Director, Southern California NAACP: “Minorities need to have the opportunity to benefit from technology as it moves forward. T-Mobile has been a good partner of ours over the years.”

Jack Miranda, Executive Director, Jesse Miranda Center for Hispanic Leadership: “And hopefully, it can be a model to other corporations wanting to merge, wanting to acquire, wanting to grow.”

Garcia: “T-Mobile is definitely a corporate citizen of every community that they’re in. They encourage us to reach out to the community, to build bonds.”

Reverend Oliver E. Buie, Pastor, United Methodist Church and Minister of Community Engagement: “T-Mobile, I believe, will continue to treat my community equally and treat it with the dignity and respect that it deserves.”

Canete: “This merger is just more than a new company, it’s about a company that is committed to communities. And from a business perspective, from the Hispanic Chamber perspective, that means opportunities for our small business owners, procurement opportunities and now improving the infrastructure. The contracts that that will create, and the jobs that creates, are important to California.”

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.